

08031127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 32775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/07___ AND ENDING ___12/31/07___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INLAND SECURITIES CORPORATION   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

2901 Butterfield Road
             (No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Lynch   (630) 218-8000
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
         (Name – if individual, state last, first, middle name)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine L. Lynch _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland Securities Corporation _____ , as of December 31 _____ , 2007 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/13/10

_____
Notary Public

_____
Signature

Treasurer
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
Inland Securities Corporation:

We have audited the accompanying statements of financial condition of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) as of December 31, 2007 and 2006, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.



Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2008

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statements of Financial Condition

December 31, 2007 and 2006

Assets		2007	2006
Cash and cash equivalents	$	27,554,236	29,741,408
Commissions receivable		3,288,584	4,256,047
Interest receivable		—	25,802
Income tax receivable from IREIC		157,317	—
Common stock		36,948	36,948
Other assets		150,995	132,061
Total assets	$	31,188,080	34,192,266
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$	8,399,947	14,428,470
Accounts payable and accrued expenses		562,111	438,594
Income tax payable to IREIC		—	1,061,025
Deferred tax liability		8,518	8,518
Total liabilities		8,970,576	15,936,607
Stockholder's equity (note 2):			
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares in both 2007 and 2006		10	10
Additional paid-in capital		6,802,253	6,802,253
Retained earnings		15,415,241	11,453,396
Total stockholder's equity		22,217,504	18,255,659
Total liabilities and stockholder's equity	$	31,188,080	34,192,266

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Commissions (note 3)	$	364,015,858	162,106,850
Interest and other income		689,519	770,929
Other income		53,702	21,348
Total revenues		364,759,079	162,899,127
Expenses:			
Commissions		335,784,907	147,883,917
Employee compensation and benefits		7,437,697	5,155,789
Other operating expenses		5,792,972	5,160,870
Total expenses		349,015,576	158,200,576
Income before income taxes		15,743,503	4,698,551
Income tax expense		(6,281,658)	(1,874,722)
Net income	$	9,461,845	2,823,829

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statements of Stockholder's Equity

Years ended December 31, 2007 and 2006

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2005	$ 10	6,802,253	12,629,567	19,431,830
Dividends paid	—	—	(4,000,000)	(4,000,000)
Net income	—	—	2,823,829	2,823,829
Balance at December 31, 2006	10	6,802,253	11,453,396	18,255,659
Dividends paid	—	—	(5,500,000)	(5,500,000)
Net income	—	—	9,461,845	9,461,845
Balance at December 31, 2007	$ 10	6,802,253	15,415,241	22,217,504

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 9,461,845	2,823,829
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation	50,128	41,917
Unrealized gain in common stock	—	(21,348)
Changes in assets and liabilities:		
Decrease in interest receivable	25,802	(25,802)
Decrease in warrants	—	825
Decrease in commissions receivable	967,463	(3,602,033)
Decrease in mortgage notes receivable	—	450,000
Decrease in commissions payable	(6,028,523)	12,613,106
Increase in accounts payable and accrued expenses	123,517	99,756
Increase in income tax receivable	(157,317)	—
Decrease in income tax payable	(1,061,025)	366,204
Increase in deferred tax liability	—	8,518
Net cash flows provided by operating activities	3,381,890	12,754,972
Cash flows from investing activities:		
Purchase of other assets	(69,062)	(37,346)
Net cash flows used in investing activities	(69,062)	(37,346)
Cash flows used in financing activities:		
Dividends paid	(5,500,000)	(4,000,000)
Net cash flows used in financing activities	(5,500,000)	(4,000,000)
Net increase in cash and cash equivalents	(2,187,172)	8,717,626
Cash and cash equivalents at beginning of period	29,741,408	21,023,782
Cash and cash equivalents at end of period	$ 27,554,236	29,741,408
Supplemental disclosure:		
Income taxes paid to IREIC	$ 7,500,000	1,500,000

See accompanying notes to financial statements.

6

(1) **General Information and Summary of Significant Accounting Policies**

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC) is the sole stockholder. The Inland Group, Inc. (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. A description of significant accounting policies follows:

Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

Fair Value of Common Stock

The Company's investment in common stock is reported in the statements of financial condition at fair value.

Income Taxes

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2007 and 2006

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2007 and 2006, the Company had net capital and net capital requirements of $21,750,605 and $587,551 and $17,146,321 and $1,062,441, respectively. At December 31, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was approximately 0.41 to 1 and 0.93 to 1, respectively.

(3) Related-Party Transactions

Commission income of $364,015,858 was derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager.

The Company is charged direct costs for specific legal, payroll processing, information technology services, and certain other administrative services performed by administrative departments of IREIC. Such amounts totaled approximately $107,271 and $99,484 for the years ended December 31, 2007 and 2006, respectively. In addition, the Company paid rent to IREIC of approximately $36,672 and $31,169 for the years ended December 31, 2007 and 2006, respectively. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(4) Income Taxes

The Company is party to a tax-sharing agreement, which provides that income tax expense or benefit be reflected on a separate company basis. At December 31, 2007 and 2006, the Company had a deferred tax liability of $8,518, related to the change in fair value of the Company's investment in common stock. The Company incurred $6,281,658 and $1,874,722 in income tax expense for the years ended December 31, 2007 and 2006, respectively. Income tax expense for the years ended December 31, 2007 and 2006 differs from expected income tax expense (computed by applying the U.S. federal income tax rate of 35% to pretax income) principally due to the state and local income taxes net of U.S. federal taxes.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Inland Securities Corporation:

In planning and performing our audits of the financial statements and supplemental schedule of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) for the years ended December 31, 2007 and 2006, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. One of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2008

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Stockholder's equity	$	22,217,504
Deductions:		
Nonallowable assets:		
Commissions receivable		278,956
Other assets		187,943
Total deductions		466,899
Net capital		21,750,605
Minimum capital required to be maintained (greater of $5,000 or 6⅔% of aggregate indebtedness)		587,551
Excess net capital	$	21,163,054
Aggregate indebtedness – total liabilities	$	8,970,576
Ratio of aggregate indebtedness to net capital		0.41

Note 1: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 filed by Inland Securities Corporation in its Form X-17a-5 with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of
1934 pursuant to Section (k)(3) of the Rule.

See accompanying independent auditors' report.

